NO ACT

PE 1-7-08

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

[redacted]

08024824

Received SEC

FEB 07 2008

Washington, DC 20549

February 7, 2008

Paul Reinstein
Fried, Frank, Harris, Shriver & Jacobson LLP
1001 Pennsylvania Avenue, NW
Washington, DC 20004

Act: 1934
Section:
Rule: 14A-8
Public Availability: 2/7/2008

Re: ONEOK, Inc.
Incoming letter dated January 7, 2008

Dear Mr. Reinstein:

This is in response to your letter dated January 7, 2008 concerning the shareholder proposal submitted to ONEOK by the New York City Employees' Retirement System, the New York City Teachers' Retirement System, the New York City Police Pension Fund, the New York City Fire Department Pension Fund and the New York City Board of Education Retirement System. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponents.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel

PROCESSED
FEB 14 2008
THOMSON
FINANCIAL

Enclosures

cc: Patrick Doherty
The City of New York
Office of the Comptroller
1 Centre Street
New York, NY 10007-2341

Fried, Frank, Harris, Shriver & Jacobson LLP

1001 Pennsylvania Avenue, NW
Washington, DC 20004
Tel: +1.202.639.7000
Fax: +1.202.639.7003
www.friedfrank.com

RECEIVED
2008 JAN -8 AM 10: 59
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

FRIED FRANK

January 7 2008

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re: ONEOK, Inc.– Shareholder Proposal of The Office of the Comptroller of New York City

Ladies and Gentlemen:

This letter is submitted on behalf of ONEOK, Inc. (the "Company") in accordance with Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The Company hereby gives notice of its intention to omit from its proxy statement and form of proxy for its 2008 Annual Meeting[1] of Shareholders (the "Proxy Materials") a shareholder proposal (the "Proposal") submitted to the Company by The Office of the Comptroller of New York City (the "Proponent") dated November 30, 2007. A copy of the Proposal is attached.

The Company respectfully requests that the Staff of the Division of Corporate Finance (the "Staff") concur in its view that the Proposal may be omitted from the Proxy Materials.

Pursuant to Rule 14a-8(j) under the Exchange Act, please find enclosed six copies of the Proposal and this letter. The Company is simultaneously providing a copy of this submission to the Proponent.

In the interests of a fair and balanced process, we request that the Staff notify the undersigned if it receives any correspondence on the Proposal from the Proponent or other persons unless the Company has already been provided with such correspondence.

The Company

The Company is a diversified energy company involved in the natural gas and natural gas liquids businesses. It is among the largest gas distributors in the United States. A subsidiary of the Company is also the general partner and 45.7% owner of ONEOK Partners, L.P., a leader in gathering, processing, fractionation, storage and transportation of natural gas and natural gas liquids in the United States.

[1] The Company expects to file its definitive proxy statement for the 2008 Annual Meeting of Shareholders on or about March 28, 2008.

The Company monitors federal and state climate change activities and evaluates potential impact as part of its normal ongoing operations. Operating entities within the Company participate in transmission, gathering and processing sectors of the Environmental Protection Agency's Natural Gas Star program ("Star Program") to voluntarily reduce methane emissions. Although they already utilize many of the identified "best practices", it is anticipated that the ONEOK distribution companies will soon formally join the Star Program's distribution sector. In addition, internal initiatives to optimize operational efficiency and reduce fuel usage routinely result in decreased emissions of greenhouse gases.

The Proposal

The terms of the Proposal are as follows:

"RESOLVED: Shareholders request a report [reviewed by a board committee of independent directors] on how the company is responding to rising regulatory, competitive, public pressure to significantly reduce carbon dioxide and other emissions from the company's operations. The report should be provided by September 1, 2008 at a reasonable cost and omit proprietary information."

Discussion

I. **The Proposal Relates to the Company's Ordinary Business Operations.**

Rule 14a-8(i)(7) permits the exclusion of a shareholder proposal if it relates to a company's ordinary business matters. The Company believes the Proposal may be omitted from the Proxy Statement under Rule 14a-8(i)(7), because it pertains to the conduct of the ordinary business operations of the Company.

According to the Release of the Securities and Exchange Commission (the "Commission") accompanying the 1998 amendments to Rule 14a-8, the underlying policy of the ordinary business exclusion is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting." See Release No. 34-40018 (May 21, 1998) (the "1998 Release"). The Commission noted that there are two "central considerations" for the ordinary business exclusion. The first was that certain tasks were "so fundamental to management's ability to run a company on a day to day basis" that they could not be subject to direct shareholder oversight. The second consideration related to the "degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." Additionally, the Staff has also noted that a proposal requesting the dissemination of a report may be excludable under Rule 14a-8(i)(7) if the substance of the report is within the ordinary business of the issuer. See Release No. 34-20091 (August 16, 1983).

It is firmly established that proposals which seek an assessment of the potential risks or liabilities faced by a company relate to day-to-day business matters, and therefore are excludable under Rule 14a-8(i)(7). In the Staff's Recent Guidance Issued in Staff Legal Bulletin No. 14C ("SLB 14C"), published on June 28, 2005 ("SLB 14C"), the Staff stated that "[t]o the extent that a proposal and supporting statement focus on the company engaging in an internal assessment of the risks or liabilities that the company faces as a result of its operations that may adversely affect the environment or the public's health, we concur with the company's view that there is a basis for it to exclude the proposal under rule 14a-8(i)(7) as relating to an evaluation of risk." The Staff went on to say that "to the extent a proposal and supporting statement focus on the company minimizing or eliminating operations that may adversely affect the environment or the public's health, we do not concur with the company's view that there is no basis to exclude the proposal". The Company submits that the Proposal falls within the first category of this test, that is, it focuses on the Company engaging in an internal assessment of risks and liabilities as a result of operations that may adversely affect the environment.

A. **The Proposal Requires Assessment of Risk**

The Proposal requires the Company to conduct an internal assessment of risks and liabilities associated with its operations that the Staff has found the basis to exclude in the past. The Staff, in Centex Corporation (May 14,2007), determined that a proposal requiring the board of directors to provide a report to shareholders on how the company is responding to rising pressure to address climate change was related to the company's ordinary business operations and could be excluded.

The words of both the resolution and the supporting statement support the submission that the Proposal requires an internal assessment of risk. The supporting statement quotes a 2004 Conference board report stating that "Corporate boards will be increasingly expected to evaluate ***potential risks*** associated with climate change...The real questions are what the pace of the transition will be and who will be the ***winners and losers***[2]."

The Proposal focuses on the financial risk to the Company if it fails to respond to pressure concerning climate change and green house gas emissions. It emphasizes the competitive advantages associated with the reduction of emissions in its reference to "rising regulatory, competitive and public pressure" faced by the Company.

An analysis of response to regulation and competition involves internal risk analysis as to the potential outcomes of any proposed response or inaction. As a practical matter, these are management functions and shareholders cannot oversee these matters. In the Ryland Group, Inc. (February 13, 2006), the Staff held that the company could exclude a substantially similar proposal requesting a report on the company's "response to rising regulatory, competitive and public pressure to increase energy efficiency," as an evaluation of risk relating to the company's ordinary business.

B. **The Proposal Relates to Fundamental Management Tasks and Seeks to Micro-Manage the Company**

---

[2] Emphasis added.

The Proponent seeks shareholder oversight of fundamental management tasks. In the conduct of the Company's business, the gathering and transportation of natural gas and natural gas liquids, compliance with regulation and response to competition concerning environmental matters or otherwise, is a fundamental management function and falls squarely within the day to day business activities of the Company. These are improper matters for shareholder oversight. In matters of regulation and competitive pressures relating to carbon dioxide, this is evidenced by the Company's current activities including, closing older facilities and routing products to more efficient facilities, self-imposing permit limits at facilities where operationally feasible, and utilizing electric drivers on select compressor applications. Further, with respect to methane emissions, this is evidenced by the Company's voluntary participation in the Star Program, and the implementation of "best practices" to reduce methane release including, utilizing "hot taps" when making connections instead of "blowing down" to empty lines, reducing pressure in lines that have to be blown down to limit escape of gas, utilizing compressors to further reduce gas in lines before 'blowing down", and replacing leaking compressor rod packings.

Through the Proposal, the Proponent seeks to micro-manage the Company. The report requested by the Proponent would require an analysis of, among other things, the operations of the Company, the regulation to which the Company is subject, actions of competitors of the Company in relation to reduction of emissions, the possible financial effect this could have on the Company and the effect on the Company of public pressure to reduce emissions. The Company would then be required to make an assessment of its response to these matters. The Proponent's request for a report on the "rising regulatory, competitive, and public pressure" to address greenhouse gas emissions essentially amounts to a request for an internal evaluation of ordinary business activities, including the Company's financial condition, compliance and governance process. The report would involve the development of a comprehensive and complex cost/benefit analysis of the Company's operations. Such an analysis delves deeply into complex matters on which shareholders would be unable to make an informed view. It therefore fits squarely within the type of proposal the Staff has found excludable in the past (See ACE Limited (March 19 2007)).

C. **Staff Guidance Supports Excluding the Proposal**

In SLB 14C the Staff provided guidance with respect to shareholder proposals, such as the Proposal, which refers to environmental issues. As noted in the preceding paragraphs, Section D.2. of SLB 14C states that "[t]o the extent that a proposal and supporting statement focus on the company engaging in an internal assessment of the risks or liabilities that the company faces as a result of its operations that may adversely affect the environment or the public's health, we concur with the company's view that there is a basis for it to exclude the proposal under rule 14a-8(i)(7) as relating to an evaluation of risk." Thus, the fact that a proposal merely refers to a public policy issue such as greenhouse gas emissions does not remove them from the scope of Rule 14a-8(i)(7), if its focus is the fundamental risks, benefits, and liabilities faced by the company.

SLB 14C discusses two principal no action letters addressing the evaluation of risks relating to environmental issues. In Xcel Energy, Inc. (April 1, 2003), the Staff granted relief under Rule 14a-8(i)(7), permitting the company to exclude a proposal requesting a report on the company's prior, current and future emissions of carbon dioxide and other gases. The Xcel proposal requested that the report address the economic benefits of reducing emissions related to its business operations. In Exxon Mobil Corp. (March 18, 2005), the Staff did not agree that the company could exclude a proposal requesting a report on specific environmental damage that would result from Exxon drilling for oil and gas in certain protected areas. The distinction between Xcel and Exxon was that the Exxon proposal, which was not excluded, focused specifically on social policy issues as opposed to an assessment of risks or liabilities faced by the company.

In the present case, the Proposal focuses on the impact of environmental pressures, be they regulatory, competitive or public, on the Company, rather than the impact of the Company on the environment. This is evidenced, not only by the terms of the Proposal itself, but by the supporting statement which refers to reports issued by other companies about the "implications of climate change for their business". It further makes reference to the economic implications for companies with operations in Europe "where CO2 has regularly traded for more than $20 per ton", to the implications of the gas cost imposed on long term power contracts by the California Public Utilities Commission and the assumption by Xcel Energy of a $9 per ton cost for a new coal power plant in Colorado. These statements clearly indicate that the Proposal is focused on risk to and liability of the Company, rather than social policy. These are matters for management, and are not appropriate for oversight by shareholders.

D. Staff Precedents Support Exclusion of the Proposal

The Staff has consistently permitted the omission of proposals seeking detailed information on a company's evaluation of the risks and implications of its business operations. For example, in American International Group, Inc. (February 11, 2004), the Staff determined that a proposal requesting the Board of Directors to preparing a report providing a comprehensive assessment of the company's strategies to address the impacts of climate change on its business was excludable, as it related to the company's ordinary business operations. In The Chubb Corporation (January 25, 2004), the Staff agreed with the company's view that a proposal requesting the Board of Directors to prepare a report with respect to the company's strategies to address the impacts of climate change on its business was excludable. Further, the Staff has regularly allowed the exclusion of similar shareholder proposals with respect to companies operating in industries analogous to those of the Company. In Dow Chemical Company (February 13, 2004), the Staff concurred that the company could exclude a proposal requesting a report related to certain toxic substances because it related to an evaluation of certain risks and liabilities. Likewise, in Cinergy Corp. (December 23, 2002), the company was allowed to exclude a proposal requesting a report disclosing the economic benefits of a reduction of emissions. See also Williamette Industries, Inc. (March 20, 2001) (permitting the omission of a proposal requesting that an independent committee of the board prepare a report on the company's environmental issues); Mead Corporation (January 31, 2001) (concurring with the exclusion of a proposal requesting a report of the company's environmental risks).

More recently issued Staff decisions also offer substantial support to the Company's view that the Proposal may be excluded. In ACE Limited (March 19, 2007), the Staff found that a proposal asking the board of directors to prepare a report describing their strategy with respect to climate change was properly excludable as relating to ordinary business operations (i.e., evaluation of risk). Also, in Centex Corp. (May 14, 2007), the Staff determined that a proposal requesting that the board of directors provide a report to shareholders on how the company is responding to rising pressure to address climate change, was related to the company's ordinary business operations and could be excluded. See also Pulte Homes (January 9, 2007) (excluding a proposal requesting that the company assess and report its response to rising regulatory, competitive, and public pressure to increase energy efficiency). Notably, the proposals in the foregoing precedents are substantially similar the Proposal at issue here, which therefore should be excluded from the Company's proxy materials.

II. **Substantial Duplication**

We note that at substantially the same time as submitting this letter, we are submitting another letter to the Staff with respect to a similar proposal from the California State Teachers' Retirement System (the "CalSTRS Proposal"). In the event that the Staff finds that neither the Proposal nor the CalSTRS Proposal are excludable under Rule 14a-8(i)(7), the Company seeks concurrence of the Staff that the Company may exclude the Proposal under Rule 14a-8(i)(11) as they substantially duplicate each other. Rule 14a-8(i)(11) provides that a company may exclude a proposal that substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting. The CalSTRS Proposal was submitted to the Company prior to this Proposal. While the language of the CalSTRS Proposal is different than the language in this Proposal, the two proposals require substantially the same action, as they both ask the Company to provide a report regarding greenhouse gas emissions in connection with the Company's operations. In applying Rule 14a-8(i)(11), the Staff considers whether the proposals deal with the same core issues or principal thrust or focus, even if they are not identical. See, e.g., Gannett Co., Inc. (December 21, 2005); Paychex, Inc. (July 18, 2005); Baxter International (February 7, 2005). Here, the proposals clearly focus on the same principal issues, and therefore the Proposal should be excluded from the Company's proxy materials.

Conclusion

For the foregoing reasons, we respectfully request that you concur in our view that, in accordance with Rule14a-8(j), the Company may properly exclude the Proposal from its Proxy Materials for the 2008 Annual Meeting. Your confirmation that the Staff will not recommend enforcement action if the Proposal is omitted from the Proxy Statement is respectfully requested.

Should you have any questions regarding this matter or require any additional information, please contact the undersigned at (212) 859-8156. Please acknowledge receipt of this letter by date-stamping the enclosed additional copy of this letter and returning it in the enclosed envelope.

Sincerely,

Paul Reinstein /rv

Paul Reinstein

cc: William C Thomson Jr
Comptroller, City of New York

THE CITY OF NEW YORK
OFFICE OF THE COMPTROLLER
1 CENTRE STREET
NEW YORK, N.Y. 10007-2341

WILLIAM C. THOMPSON, JR.
COMPTROLLER

November 30, 2007

Mr. Eric Grimshaw
Secretary
Oneok, Inc.
100 West Fifth Street
Tulsa, OK 74103

Dear Mr. Grimshaw:

The Office of the Comptroller of New York City is the custodian and trustee of the New York City Employees' Retirement System, the New York City Teachers' Retirement System, the New York City Police Pension Fund, and the New York City Fire Department Pension Fund, and custodian of the New York City Board of Education Retirement System (the "funds"). The funds' boards of trustees have authorized the Comptroller to inform you of their intention to offer the enclosed proposal for consideration of stockholders at the next annual meeting.

I submit the attached proposal to you in accordance with rule 14a-8 of the Securities Exchange Act of 1934 and ask that it be included in your proxy statement.

Letters from The Bank of New York certifying the funds' ownership, continually for over a year, of shares of Oneok, Inc. common stock are enclosed. The funds intend to continue to hold at least $2,000 worth of these securities through the date of the annual meeting.

We would be happy to discuss this initiative with you. Should the board decide to endorse its provisions as company policy, our funds will ask that the proposal be withdrawn from consideration at the annual meeting. Please feel free to contact me at (212) 669-2651 if you have any further questions on this matter.

Very truly yours,

Patrick Doherty
pd:ma
Enclosures
Oneok - climate change 2008

CLIMATE CHANGE

Submitted by William C. Thompson, Jr., Comptroller, City of New York, on behalf of the Boards of Trustees of the New York City Pension Funds

WHEREAS:

In 2005, the scientific academies of 11 nations, including the U.S., stated that, "The scientific understanding of climate change is now sufficiently clear to justify nations taking prompt action. It is vital that all nations identify cost-effective steps that they can take now, to contribute to substantial and long-term reductions in net global greenhouse gas emissions."

A 2004 Conference Board report declared that, "scientific consensus that the climate is changing is growing steadily stronger over time; Corporate boards will be increasingly expected to evaluate potential risks associated with climate change; and, the global economy will become less carbon-intensive over time…The real questions are what the pace of the transition will be and who will be the winners and losers."

U.S. power plants are responsible for nearly 40 percent of the country's carbon dioxide emissions, and 10 percent of global carbon dioxide emissions.

In June 2005, a majority of U.S. Senators voted in favor of a resolution stating that, "…Congress should enact a comprehensive and effective national program of mandatory, market-based limits on emissions of greenhouse gases that slow, stop, and reverse the growth of such emissions…"

Over the past several years, AEP, Cinergy, DTE Energy, TXU, and Southern Company have issued comprehensive reports to shareholders about the implications of climate change for their businesses. AEP stated, "some initial mandatory reductions of greenhouse gas emissions are likely in the next decade..."

Nine northeastern states are developing the Regional Greenhouse Gas Initiative, which aims to significantly reduce emissions from electric power companies and develop a market to trade emissions allowances. California plans to reduce the state's emissions of greenhouse gases to 2000 levels by 2010, 1990 levels by 2020, and 80 percent below 1990 levels by 2050.

In February 2005, the Kyoto Protocol took effect, imposing mandatory greenhouse gas limits on the 148 participating nations. Companies with operations in those nations must reduce or offset some of their greenhouse gas emissions. For example, companies with operations in Europe can make reductions using the European emissions trading program, where CO_2 has regularly traded for more than $20 per ton.

The California Public Utilities Commission now expects all utilities to add a greenhouse gas cost of $8/ton of CO_2 in all long-term power contracts, and the Colorado Public Utilities Commission agreed that Xcel Energy should assume a $9 per ton cost for a new coal power plant.

RESOLVED: Shareholders request a report [reviewed by a board committee of independent directors] on how the company is responding to rising regulatory, competitive, public pressure to significantly reduce carbon dioxide and other emissions from the company's operations. The report should be provided by September 1, 2008 at a reasonable cost and omit proprietary information.

BNY MELLON
ASSET SERVICING

US Securities Services

November 7, 2007

To Whom It May Concern

Re: Oneok Inc. CUSIP#: 682680103

Dear Madame/Sir:

The purpose of this letter is to provide you with the holdings for the above referenced asset continuously held in custody from November 7, 2006 through today at The Bank of New York Mellon in the name of Cede and Company for the New York City Fire Department Pension Fund.

The New York City Fire Department Pension Fund 36,688 shares

Please do not hesitate to contact me should you have any specific concerns or questions.

Sincerely,

Richard Blanco
Vice President

BNY MELLON
ASSET SERVICING

US Securities Services

November 7, 2007

To Whom It May Concern

Re: Oneok Inc. CUSIP#: 682680103

Dear Madame/Sir:

The purpose of this letter is to provide you with the holdings for the above referenced asset continuously held in custody from November 7, 2006 through today at The Bank of New York Mellon in the name of Cede and Company for the New York City Police Pension Fund.

The New York City Police Pension Fund 77,808 shares

Please do not hesitate to contact me should you have any specific concerns or questions.

Sincerely,

Richard Blanco
Vice President

One Wall Street, New York, NY 10286

BNY MELLON
ASSET SERVICING

US Securities Services

November 7, 2007

To Whom It May Concern

Re: Oneok Inc. CUSIP#: 682680103

Dear Madame/Sir:

The purpose of this letter is to provide you with the holdings for the above referenced asset continuously held in custody from November 7, 2006 through today at The Bank of New York Mellon in the name of Cede and Company for the New York City Teachers' Retirement System.

The New York City Teachers' Retirement System 118,240 shares

Please do not hesitate to contact me should you have any specific concerns or questions.

Sincerely,

Richard Blanco
Vice President

BNY MELLON
ASSET SERVICING

US Securities Services

November 7, 2007

To Whom It May Concern

Re: Oneok Inc. CUSIP#: 682680103

Dear Madame/Sir:

The purpose of this letter is to provide you with the holdings for the above referenced asset continuously held in custody from November 7, 2006 through today at The Bank of New York Mellon in the name of Cede and Company for the New York City Employees' Retirement System.

The New York City Employees' Retirement System 161,971 shares

Please do not hesitate to contact me should you have any specific concerns or questions.

Sincerely,

Richard Blanco
Vice President

BNY MELLON
ASSET SERVICING

US Securities Services

November 7, 2007

To Whom It May Concern

Re: Oneok Inc. CUSIP#: 682680103

Dear Madame/Sir:

The purpose of this letter is to provide you with the holdings for the above referenced asset continuously held in custody from November 7, 2006 through today at The Bank of New York Mellon in the name of Cede and Company for the New York City Board of Education Retirement System.

The New York City Board of Education Retirement System 4,600 shares

Please do not hesitate to contact me should you have any specific concerns or questions.

Sincerely,

Richard Blanco
Vice President

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 7, 2008

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: ONEOK, Inc.
Incoming letter dated January 7, 2008

The proposal requests a report on how the company is responding to rising regulatory, competitive, public pressure to significantly reduce carbon dioxide and other emissions from the company's operations.

There appears to be some basis for your view that ONEOK may exclude the proposal under rule 14a-8(i)(7), as relating to ONEOK's ordinary business operations (i.e., evaluation of risk). Accordingly, we will not recommend enforcement action to the Commission if ONEOK omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which ONEOK relies.

Sincerely,

William A. Hines
Special Counsel

END